Exhibit 99.1

For Immediate Release

NOVADAQ Announces Appointment of Patrice E. Merrin to Its Board of Directors

Toronto, ON – March 9, 2015 – Novadaq Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, today announced that Patrice E. Merrin has been appointed to the Company’s Board of Directors.

Ms. Merrin is a corporate director with a strong record of executive and board leadership success within the natural resources and healthcare industries. She is currently a non-executive director of Glencore PLC and Stillwater Mining Company. Ms. Merrin was Chairman of the Board of CML HealthCare Inc., a leading provider of medical laboratory testing services, from 2011 to 2013, having served as a director since 2008. She was a director of Ornge, the Province of Ontario’s air ambulance and medical transport service, from 2012 to 2015. Ms. Merrin served as President, CEO and Director of Luscar Ltd., then owned equally by Sherritt International Corporation and Ontario Teachers Pension Plan Board, from 2005 to 2006, prior to which she served as Executive Vice-President and Chief Operating Officer of Sherritt International from 1999 to 2004. She is a member of the Leadership Council at Perimeter Institute for Theoretical Physics and co-chairs its Emmy Noether Circle which aims to support and fund women in physics and mathematical physics at Perimeter. Ms. Merrin holds a BA from Queen’s University and completed the Advanced Management Programme at INSEAD.

“I am delighted to welcome Patrice to the Board of Directors,” said Arun Menawat, NOVADAQ’s President and CEO. “The depth of Patrice’s healthcare industry knowledge, combined with her strong commitment to improving the corporate governance landscape make her ideally suited to help NOVADAQ continue to build upon our market-leading position.”

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 110 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA is used to assess perfusion in patients being treated for non-healing wounds. In December 2014, NOVADAQ and LifeNet Health jointly announced the signing of a multi-year agreement appointing NOVADAQ the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY, PINPOINT and LUNA are registered trademarks of Novadaq Technologies Inc. DermACELL is a registered trademark of LifeNet Health.

For more information, please contact:

Stephen Kilmer

Investor Relations

1-647-872-4849

skilmer@novadaq.com